Final Term Sheet Relating to
Preliminary Prospectus Supplement
dated September 29, 2010 and
Registration Statement No. 333-167487
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Northgate Minerals Corporation
US$150 million Convertible Senior Notes due 2016

Final terms and conditions	September 30, 2010

Offering Size:	US$150,000,000

Over-allotment:	US$20,000,000

The Security:	3.50% Convertible Senior Notes due 2016

Issuer:	Northgate Minerals Corporation (NYSE Amex: NXG / TSX: NGX)

Sole Book-Running Manager:	UBS Investment Bank

Co-Managers:	Canaccord Genuity, CIBC World Markets, Mackie Research Capital Corporation, Cormark Securities Inc., Credit Suisse Securities (Canada), Macquarie Capital Markets Canada Ltd., Scotia Capital and TD Securities

Coupon:	3.50% per annum, payable semi-annually in arrears on April 1 and October 1 each year, beginning of April 1, 2011

Public Offering Price:	100%, plus accrued interest from and including October 5, 2010 to and excluding the settlement date, which must be paid by the purchasers of the notes

Initial Conversion Rate:	244.9780 common shares per US$1,000 principal amount of notes

Initial Conversion Price:	Approximately US$4.08

Maturity:	October 1, 2016

Convertible into:	Cash and/or common shares of NXG (see “Payment upon Conversion” below)

Call Protection:	Not callable for life other than for tax reasons described below

Investor Put Option:	None

Redemption for Tax Reasons:	In the event of certain changes to the laws governing Canadian withholding taxes, NXG will have the option to redeem, in whole but not in part, the notes for a purchase price equal to 100% of the principal amount of the notes. Upon NXG giving a notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the “additional amounts” as referred to in the Preliminary Prospectus Supplement

Conversion Rights:	(i)	during any calendar quarter after the calendar quarter ending December 31, 2010, and only during such calendar quarter, if the closing sale price of NXG common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

	(ii)	during the five consecutive business days immediately after any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of NXG common shares and the applicable conversion rate for such trading day;

(iii)	if NXG calls the notes for redemption;

(iv)	if a delisting event occurs; and

(v)	if NXG makes certain distributions on the common shares or engages in certain corporate transactions

Payment upon Conversion:	Upon conversion, NXG will deliver common shares or, at NXG’s selection, cash or a combination of cash and common shares to satisfy the conversion obligation

Conversion Rate Adjustments:	Full dividend protection—Conversion rate adjustment upon any cash distributions.

Anti-dilution protection also covers stock dividends, splits and combinations of common shares, distributions of shares of capital stock, certain rights and warrants and certain tender and exchange offers, all as described in the Preliminary Prospectus Supplement

Conversion Rate Adjustment upon a Make- Whole Fundamental Change:	If a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurs and a holder elects to convert its notes in connection with such a make-whole fundamental change, NXG will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional common shares of NXG.

Make-Whole Table

The following table sets forth the number of additional shares per US$1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Prospectus Supplement for the notes.

Number of additional shares (per US$1,000 principal amount of notes)

	Effective Date
Applicable	October 5,	October 1,	October 1,	October 1,	October 1,	October 1,	October 1,
Price	2010	2011	2012	2013	2014	2015	2016
3.14	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932
3.50	69.0456	65.0748	60.7913	56.3192	51.5758	45.9428	40.7363
3.75	60.5266	56.5380	52.1485	47.3975	42.0421	35.0305	21.6887
4.00	53.4396	49.4971	45.1017	40.2360	34.5614	26.8028	5.0220
4.25	47.4859	43.6340	39.3035	34.4421	28.6652	20.6420	0.0000
4.50	42.4398	38.7083	34.4918	29.7188	23.9948	16.0525	0.0000
5.00	34.4155	30.9749	27.0726	22.6297	17.2955	10.1136	0.0000
5.50	28.3895	25.2643	21.7260	17.7089	12.9418	6.8262	0.0000
6.00	23.7503	20.9364	17.7661	14.1940	10.0299	4.9632	0.0000
6.50	20.1012	17.5801	14.7590	11.6125	8.0185	3.8572	0.0000
7.00	17.1769	14.9241	12.4231	9.6653	6.5801	3.1552	0.0000
8.00	12.8271	11.0327	9.0746	6.9666	4.6975	2.3165	0.0000
10.00	7.5765	6.4303	5.2220	3.9770	2.7107	1.4226	0.0000
15.00	2.2002	1.8025	1.4146	1.0456	0.7014	0.3621	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, NXG will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

if the actual applicable price is greater than US$15.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), NXG will not increase the conversion rate; and

if the actual applicable price is less than US$3.14 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), NXG will not increase the conversion rate.

However, NXG will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 318.4712 shares per US$1,000 principal amount of notes. NXG will adjust the maximum conversion rate in the same manner in which, and for the same events for which, NXG must adjust the conversion rate as described under “—Conversion Rate Adjustments.”

Offer to Purchase upon a Fundamental Change:	Upon a fundamental change (as described in the Preliminary Prospectus Supplement), NXG will be required to offer to purchase for cash all of the outstanding notes at a repurchase price equal to 100% of the principal amount of those notes, plus any accrued and unpaid interest, if any, up to but not including, the fundamental change repurchase date.

Events of Default:	Standard events of default and, in addition, a termination of trading

Use of Proceeds:	NXG intends to use the net proceeds from the offering as follows. Young-Davidson Construction (U.S. dollars in millions):

Mining (shaft deepening and ramp)	$33.3
Processing (plant & equipment)	$83.1
Indirects (owners costs and EPCM)	$27.7

Total	$144.1

Underwriting Commissions:	3.25% per convertible note

Offering Expenses:	NXG estimates that its share of total expenses of the offering will be approximately US$1 million.

Consolidated Capitalization:	The following table sets forth NXG’s consolidated capitalization as of June 30, 2010 on an actual basis and as adjusted to give effect to the offering as though it had occurred on such date. The table should be read in conjunction with NXG’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2010, including the notes thereto, including the reconciliation to U.S. GAAP, and management’s discussion and analysis of results of operations and financial conditions for such period, each of which is incorporated by reference in the Preliminary Prospectus Supplement. The table assumes no conversion of the notes into common shares. Since June 30, 2010, the date of the financial statements for NXG’s most recently completed financial quarter, there have been no material changes in NXG’s capitalization.

	As at June 30, 2010
		As adjusted
	Actual	(the offering)(1)
	(expressed in thousands of U.S. dollars
	except for common shares and
	notes outstanding)
Cash and cash equivalents	204,173	348,298
Debt:(2)
Current Portion of Long-Term Debt	—	—
Capital Lease Obligations	11,097	11,097
Senior Convertible Notes (liability component)	—	114,600
Total Debt	11,097	125,697
Shareholders’ Equity
Common shares	403,493	403,493
Contributed surplus	7,947	7,947
Accumulated other comprehensive loss	(20,599)	(20,599)
Senior Convertible Notes (equity component)	—	29,525
Retained earnings	147,455	147,455
Total Shareholders’ Equity	538,296	567,821
Total Debt and Shareholders’ Equity	753,566	897,691
Number of Common Shares Outstanding(3)	290,912,650	290,912,650
Number of Senior Convertible Notes Outstanding	—	150,000

(1)	Assuming no exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full, the “as adjusted” amount for (i) cash and cash equivalents would be US$367.6 million; (ii) total debt would be US$141.1 million; (iii) total shareholders equity would be US$571.8 million; and (iv) total debt and shareholder’s equity would be US$917.0 million; and the face value of notes outstanding would be US$170 million.

(2)	Excludes short term loan (“Short Term Loan”) from Lehman collateralized by ARS held by us in the amount of US$40.8 million and including the current portion of capital lease obligations of US$6.7 million, respectively, as at June 30, 2010.

(3)	Not including the effects of dilution relating to NXG’s outstanding options.

Ranking:	Senior Unsecured

Listing:	The notes will not be listed on any securities exchange or quoted in any automated quotation system.

Form:	Registered Global Securities

Denomination:	US$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	September 30, 2010

Trade Date:	September 30, 2010

Settlement Date:	October 5, 2010

Security Code:	CUSIP: 666416 AB8 ISIN: US666416AB86

The information herein is qualified in its entirety by reference to the Preliminary Prospectus Supplement and related Prospectus relating to the security
The issuer has filed a registration statement (including a base prospectus) and a related Preliminary Prospectus Supplement dated September 29, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying base prospectus if you request it by calling (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC.
A final base shelf prospectus relating to these securities has been filed with the securities commissions or similar authorities in certain provinces of Canada. Offers of these securities are made only by means of the receipted final prospectus, along with any prospectus supplement. The Canadian final base shelf prospectus for this offering can be accessed, without charge at the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) service on the SEDAR website, www.sedar.com. Alternatively, a copy of the Canadian final base shelf prospectus may be obtained from UBS Securities Canada Inc., Suite 4100, 161 Bay Street, Toronto, Ontario, Canada, M5J 2S1 through your usual contact at UBS Securities Canada Inc.
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